Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Five Point Holdings, LLC on Form S-8 of our report dated March 22, 2016 (December 21, 2016 as to the disclosure of the Contribution and Sale Agreement and the Separation Agreement in Note 1 and April 7, 2017 as to the effects of the reverse unit split in Note 7) related to the consolidated financial statements of The Shipyard Communities, LLC and subsidiaries as of and for the years ended December 31, 2015 and 2014, appearing in the Prospectus dated May 9, 2017 filed by Five Point Holdings, LLC in connection with Registration Statement No. 333-217213 on Form S-11.

/s/ Deloitte & Touche LLP

San Francisco, California

June 23, 2017